Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER COMMON SHARE - UNAUDITED
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Three months ended March 31,
	2001	2000

BASIC:
Net income	$988	$580

Weighted average number of common shares outstanding	15,357	15,462

Net income per common share	$0.06	$0.04

ASSUMING DILUTION:
Net income	$988	$580

Weighted average number of common shares outstanding	15,357	15,462

The number of shares resulting from the assumedexercise of stock options reduced by the numberof shares which could have been purchased withthe proceeds from such exercise, using the averagemarket price during the period	114	114

Weighted average number of common and common equivalent shares	15,471	15,576

Net income per common share, assuming dilution	$0.06	$0.04